Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are focused on providing therapeutic solutions for women between puberty and menopause who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

Nolasiban to improve embryo transfer outcomes after IVF.

We are developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing embryo transfer (ET) as part of an in-vitro fertilization, or IVF, cycle. In 2018, we reported positive results for the primary endpoint of ongoing pregnancy 10 weeks post embryo transfer and the secondary endpoint of live birth rate from the European Phase 3 clinical trial in 778 women undergoing IVF, or the IMPLANT 2 clinical trial. Patients receiving nolasiban prior to either Day 3 or Day 5 ET experienced an approximate 7% absolute or 25% relative increase in live birth rate over placebo. The Day 5 ET only population experienced an approximate 12% absolute or 35% relative increase in live birth rate over placebo.

Nolasiban was observed to be well tolerated with a safety profile not different from placebo. Safety follow-up for 28-day neonates and infants 6 months following birth from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment.

Based on feedback received in the third quarter of 2018 from regulatory authorities in Europe on our nolasiban development program, we initiated in November 2018 an additional Phase 3 trial primarily in Europe, with some additional sites in Canada and Russia, or the IMPLANT 4 trial. Randomization of approximately 800 patients in the IMPLANT 4 trial was completed and the primary endpoint readout (10-week ongoing pregnancy results) expected in the fourth quarter of 2019, and the filing of a Marketing Authorization Application (MAA) in Europe is expected in late 2019. In late 2018, we hired a chief commercial officer who has begun assembling a core team to plan and execute the commercialization of nolasiban in anticipation of a potential initial commercial launch in the first quarter of 2021.

For U.S. clinical development of nolasiban, an End-of-Phase 2 meeting was held with the U.S. Food and Drug Administration (FDA) in the second quarter of 2019. We believe we are now aligned with FDA requirements on most of the Phase 3 trial design elements, with few remaining open issues for discussion, such as time of patient randomization and number of previous failed patient cycles. We plan to submit an updated investigational new drug application (IND) and clinical trial protocol to the FDA in the third quarter of 2019, with the goal of beginning the Phase 3 IMPLANT 3 trial in the U.S. in the fourth quarter of 2019 or first quarter of 2020. We have also conducted an assessment of the commercial potential and clinical development path for the large market opportunity of China, where we intend to secure a partner for nolasiban development and commercialization.

Linzagolix for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids.

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal add-back therapy (ABT) and (ii) a high dose of linzagolix with hormonal ABT.

In 2018 we successfully completed a 24-week treatment of 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS 1 clinical trial of linzagolix in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. Results support efficacy in treating pelvic pain associated with endometriosis as well as bone mineral density (BMD) safety. We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose ABT, and a 200 mg once daily dose in combination with low dose ABT. We recently reported on the longer term 52-week patient treatment extension from the EDELWEISS 1 trial, as well as on the post initial 6-month treatment patient follow up period. These data showed efficacy results and BMD safety that were consistent with the positive primary findings from the trial that were disclosed in 2018. Following an End-of-Phase 2 meeting with the FDA in December 2018 to discuss the Phase 3 clinical development plan, the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials were initiated in May 2019. These Phase 3 trials will each enroll approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain) and non-menstrual pain.

In addition, we are conducting two Phase 3 clinical trials of linzagolix in patients with heavy menstrual bleeding associated with uterine fibroids, the PRIMROSE 1 and 2 clinical trials. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients and are being conducted in the United States and in Europe. We announced that the PRIMROSE 2 trial, conducted in the United States and in Europe, completed patient recruitment in December 2018, and the PRIMROSE 1 trial completed patient recruitment in July 2019. We expect to report primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 and 2 clinical trials in the first half of 2020 and fourth quarter of 2019, respectively. A new drug application (NDA) submission to the FDA based on 52 weeks of treatment duration in both trials is planned prior to the end of 2020.

OBE022 for the treatment of preterm labor

We are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. In December 2017, we announced the initiation of a Phase 2a proof-of-concept clinical trial of OBE022, known as PROLONG which is being conducted in two parts: Part A and Part B.

Part A is an open-label trial assessing the safety and pharmacokinetics of OBE022 administered to pregnant women, who are receiving standard of care therapy for preterm labor, atosiban infusion. Part B is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. In December 2018, following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we announced the initiation of the randomized placebo-controlled Part B of the trial. Part B will enroll up to 120 women at 24-34 weeks gestation who are experiencing preterm labor symptoms and are receiving standard of care. Patients will be randomized to OBE022 or placebo. We announced in July 2019 that the trial Independent Data Monitoring Committee (IDMC) has completed the unblinded review of data from the first 30 subjects randomized in Part B of the PROLONG trial and recommended to continue the trial without modifications. We plan on making an informed decision on next steps in the trial with clinical data in 60 patients later in 2019.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to nolasiban, linzagolix and OBE022 and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. To date, we have raised an aggregate of $331.9 million of net proceeds from the sale of equity securities.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $34.8 million, and $18.2 million for the three-month periods ended June 30, 2019 and 2018, respectively, and $60.4 million and $38.0 million for the six-month periods ended June 30, 2019 and June 30, 2018, respectively. As of June 30, 2019, we had accumulated losses of $274.9 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $40.6 million and $31.5 million of cash in operations in the three-month periods ended June 30, 2019 and 2018, respectively, and we anticipate that our expenses will continue to increase significantly in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing IMPLANT 4, EDELWEISS 2 and 3, PRIMROSE 1 and 2 and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development, pre-commercial, and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	continue to incur additional costs associated with operating as a public company;
•	continue to build our commercialization organization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials.

Strategic Licensing Agreements

Nolasiban

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Linzagolix

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiation of the Phase 3 clinical program for linzagolix in uterine fibroids in the second quarter of 2017, a $5.0 million milestone was paid. On May 9, 2019, the Group announced the initiation of its Phase 3 clinical program for linzagolix in endometriosis, which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials. On July 19, 2019, we randomized the first patient as part of the EDELWEISS 2 trial, which triggered a commitment for us to pay $5.0 million to Kissei Pharmaceutical Co., Ltd., to be accounted for as an intangible asset. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

OBE022

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one of our product candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through June 30, 2019, we have incurred $221.1 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the three-month and six-month periods ended June 30, 2019 and June 30, 2018, respectively.

	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
	(in thousands)
	(unaudited)
Linzagolix	$(16,938)	$(8,924)	$(28,231)	$(19,748)
Nolasiban	(7,116)	(1,527)	(11,686)	(3,104)
OBE022	(815)	(842)	(1,323)	(1,434)
Total outsourced research and development expenses	$(24,869)	$(11,293)	$(41,240)	$(24,286)

We expect our research and development expense will increase for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services (including pre-commercialization activities), and costs of director and officer insurance.

We anticipate that our general and administrative expense will increase in the future to support continued research and development activities and to set-up our pre-commercialization structure. We also anticipate that we will incur increased accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest income and expense derived from our cash and cash equivalents and foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2018, we had tax loss carryforwards totaling $184.2 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in the six-month periods ended June 30, 2019 and June 30, 2018, and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during these periods.

Analysis of Results of Operations

Comparison of the three-month periods ended June 30, 2019 and June 30, 2018

Operating Expenses

Research and Development Expenses

	Three-month period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(16,938)	$(8,924)
Nolasiban	(7,116)	(1,527)
OBE022	(815)	(842)
Unallocated expenses
Staff costs	(3,003)	(2,655)
Other research and development costs	(566)	(746)
Total research and development expenses	$(28,438)	$(14,694)

Research and development expenses increased by $13.7 million in the three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2018 primarily due to increased costs related to (i) nolasiban and the progress made in our IMPLANT 4 clinical trial (including cost of supplies), and (ii) linzagolix and the progress made in our EDELWEISS and PRIMROSE phase 3 trials conducted in 2019, whereas in 2018 only costs associated with the PRIMROSE trial were incurred.

General and Administrative Expenses

	Three-month period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Staff costs	$(3,659)	$(1,926)
Professional fees	(1,438)	(1,081)
Other general and administrative costs	(1,089)	(494)
Total general and administrative expenses	$(6,186)	$(3,501)

General and administrative expenses in the three-month periods ended June 30, 2019 increased by $2.7 million compared to the three-month period ended June 30, 2018, primarily due to increased staff costs of $1.7 million associated with increased headcount, as well as higher professional fees of $0.4 million resulting from increased efforts in market access and pre-commercialization activities, which were partially offset by a decrease in other professional fees incurred in the three-month period ended June 30, 2018 in connection with our listing on the SIX Swiss Exchange.

Finance Result, Net

	Three-month period ended June 30,
	2019	2018
	(in thousands) (unaudited)
Foreign exchange (loss) / gain	$(68)	$31
Lease interest expense	(31)	—
Finance result, net	$(99)	$31

Finance result, net in the three-month periods ended June 30, 2019 and June 30, 2018 primarily consisted of foreign exchange loss and gain, respectively, as well as interest expense resulting from the adoption of the new lease standard.

Comparison of the six-month periods ended June 30, 2019 and June 30, 2018

Operating Expenses

Research and Development Expenses

	Six-month period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(28,231)	$(19,748)
Nolasiban	(11,686)	(3,104)
OBE022	(1,323)	(1,434)
Unallocated expenses
Staff costs	(6,044)	(5,477)
Other research and development costs	(1,294)	(1,273)
Total research and development expenses	$(48,578)	$(31,036)

Research and development expenses increased by $17.5 million in the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018 primarily due (i) a $8.5 million increase in expenses related to our linzagolix programs, including  $5.4 million and $3.5 million increases in expenses related to our ongoing PRIMROSE and EDELWEISS clinical trials, respectively, as well as (ii) a $8.6 million increase in expenses related to our nolasiban program, mainly relating to our IMPLANT 4 trial, and related cost of supplies.

General and Administrative Expenses

	Six-month period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Staff costs	$(6,876)	$(4,197)
Professional fees	(3,152)	(1,987)
Other general and administrative costs	(1,413)	(966)
Total general and administrative expenses	$(11,441)	$(7,150)

General and administrative expenses increased by $4.3 million in the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018 primarily due to higher professional fees of $1.2 million incurred to increase our communication efforts and build our commercial strategy and organization, as well as increased staff costs of $2.7 million associated with increased headcount, particularly our commercial team, and share-based compensation.

Finance Result, Net

	Six-month period ended June 30,
	2019	2018
	(in thousands) (unaudited)
Foreign exchange (loss) / gain	$(318)	$186
Lease interest expense	(63)	—
Finance result, net	$(381)	$186

Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through June 30, 2019, we have raised an aggregate of $331.9 million of net proceeds from the sale of equity securities.

In May 2018, we sold 1,600,851 treasury shares at a price of $12.50 per share as part of our ATM program, receiving net proceeds of $19.4 million after deducting $0.6 million of directly related issuance costs. Later in June 2018, we completed a follow-on public offering of common shares and issued 4,750,000 shares at a price of $15.39 per share, raising $67.8 million in net proceeds after deducting $5.3 million of underwriting discounts, commissions and other offering expenses. In July 2018, we raised additional funds for a net amount of $4.4 million from the exercise of the green-shoe option available with the follow-on offering.

In June 2019, we sold 117,497 treasury shares at an average price of $11.40 per share as part of our ATM program, for a total gross amount of $1.3 million, out of which only $1.0 million was received by the Company as of June 30, 2019.

As of June 30, 2019, we had $98.5 million in cash and cash equivalents.

On August 7, 2019, we entered into a loan and security agreement with Oxford Finance, or the Credit Facility Agreement, for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and intend to use the funds as part of our various clinical trials programs.  The second tranche of $25.0 million may be drawn at our option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. The third tranche of $25.0 million may be drawn at our option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and 2 clinical trials of linzagolix. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

The credit facility includes affirmative and negative covenants applicable to us and our subsidiaries. The affirmative covenants include, among other things, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the credit facility contains customary negative covenants limiting our ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments.

Upon the occurrence and during the continuance of an event of default, Oxford may declare all outstanding principal and accrued and unpaid interest under the credit facility immediately due and payable and exercise the other rights and remedies provided for under the credit facility and related loan documents. The events of default under the credit facility include, among other things, payment defaults, breaches of covenants or representations and warranties, material adverse changes, certain bankruptcy events, cross defaults with certain other indebtedness and judgment defaults.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Our cash and cash equivalents on hand and expected availability of $75.0 million under the Credit Facility Agreement will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for linzagolix, nolasiban and OBE022;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, nolasiban and OBE022;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, such as the Oxford Credit Facility Agreement and others, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the six-month periods ended June 30, 2019 and June 30, 2018:

	Six-month period ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$138,640	$110,841
Net cash used in operating activities	(40,556)	(31,472)
Net cash used in investing activities	(23)	(117)
Net cash from in financing activities	706	87,410
Effect of exchange rates	(275)	173
Cash and cash equivalents at end of period	$98,492	$166,835

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, that is current assets less current liabilities, and for non-cash items such as depreciation and amortization and the value of share-based services.

During the six-month period ended June 30, 2019, cash used in operating activities was $40.6 million, primarily as the result of our net loss before tax of $60.4 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $7.2 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $4.5 million increase in other payables and current liabilities as well as a $6.2 million increase in accrued expenses both due to the significant progress made on our various Phase 3 trials, and the invoicing schedules of our main vendors.

During the six-month period ended June, 2018, cash used in operating activities was $31.5 million, primarily as the result of our net loss before tax of $38.0 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to

$4.4 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $3.9 million increase in accrued expenses, mainly due to the costs of our PRIMROSE clinical trials and CMC formulation development costs for nolasiban, and a $1.3 million decrease in other payables and current liabilities mainly due to the invoice phasing for our clinical trials with linzagolix.

Investing Activities

During the six-month period ended June 30, 2019, and June 30, 2018, net cash used in investing activities consisted primarily of investments in leasehold improvements, furniture and fixtures.

Financing Activities

During the six-month period ended June 30, 2019, net cash used in financing activities consisted primarily of the proceeds from the sales of treasury shares under our ATM program and the exercise of stock options, which were partially offset by the principal elements of lease payments and associated interest expense, as a result of the adoption of the new lease standard.

During the six-month period ended June 30, 2018, net cash from financing activities consisted primarily of the gross proceeds from (i) the shares sold as part of the ATM program in May 2018 for $20.0 million and (ii) the follow-on offering completed in June 2018 generating gross proceeds of $73.1 million, which were partially offset by share issuance costs of $5.7 million.

Main Contractual Obligations and Commitments

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, out of which $5.0 million were already paid as of June 30, 2019, and $5.0 million will be paid in the third quarter of 2019. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We enter into contracts in the normal course of business with CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, and during the periods presented, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

With the exception of the recent accounting pronouncements described below, the accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2018, which should be read in conjunction with these consolidated interim financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

On January 1, 2019, IFRS 16 Leases became effective and as a result of this new adoption, we recognized right-of-use assets and lease liabilities of $2.7 million, as further detailed in note 2.1 of our condensed consolidated interim financial statements.

The adoption of other IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2019 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. As of June 30, 2019, none of these criteria are met by the Company.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2018, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, nolasiban and OBE022;
•

our ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, nolasiban and OBE022, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, nolasiban and OBE022;
•

our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.